The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)3
Registration No. 333-146326

SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 26, 2007)

20,000,000 shares

Aircastle Limited

Common shares

We are offering 10,000,000 of our common shares and the selling shareholders identified in this prospectus supplement are offering 10,000,000 of our common shares in this offering. We will not receive any proceeds from the sale of shares being sold by the selling shareholders. After this offering, funds managed by affiliates of Fortress Investment Group LLC will beneficially own          % of our common shares.

Our common shares are listed on the New York Stock Exchange under the symbol ‘‘AYR’’. The last reported sale price of our common shares on September 25, 2007, was $35.99 per share.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Aircastle (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to 1,000,000 additional common shares, and the selling shareholders have granted the underwriters a 30-day option to purchase up to 1,000,000 additional common shares, in each case at the public offering price less underwriting discounts and commissions for the purpose of covering over-allotments, if any.

Investing in our common shares involves a high degree of risk. See ‘‘Risk Factors’’ beginning on page S-8 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission, state securities regulators, the Minister of Finance and the Registrar of Companies in Bermuda, the Bermuda Monetary Authority nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2007.

JPMorgan	Bear, Stearns & Co. Inc.	Citi
Jefferies & Company		Lazard Capital Markets

                , 2007

Prospectus Supplement

Prospectus

We, the selling shareholders and the underwriters have not authorized anyone to provide you with different information or to make representations as to matters not stated or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely on unauthorized information. This prospectus supplement and the accompanying prospectus may be used only where it is legal to sell these securities. The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is only accurate on the respective dates of such documents.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between persons resident and non-resident of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange, or NYSE. This prospectus supplement and the accompanying prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus supplement for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference.

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About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common shares and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated herein and therein by reference, on the other hand, you should rely on the information in this prospectus supplement.

Special note regarding forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as ‘‘outlook,’’ ‘‘believes,’’ ‘‘expects,’’ ‘‘potential,’’ ‘‘continues,’’ ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘seeks,’’ ‘‘approximately,’’ ‘‘predicts,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘estimates,’’ ‘‘anticipates’’ or the negative version of those words or other comparable words. Any such forward-looking statements are based upon the historical performance of us and our subsidiaries and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, Fortress, any selling shareholder or other Fortress fund, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, a decrease in the overall demand for commercial aircraft and aircraft leasing, the economic condition of the global airline industry and the ability of our lessees and potential lessees to make operating lease payments to us, acquisition risks, competitive pressures within the industry, the ability to obtain financing on satisfactory terms, risks related to the geographic markets in which we and our lessees operate and other factors described in the section entitled ‘‘Risk Factors’’ in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have projected. Any forward-looking statements you read in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. You should specifically consider all of the factors identified in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference that could cause actual results to differ before making an investment decision to purchase our common shares.

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Prospectus Supplement Summary

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary does not contain all of the information you should consider before investing in our common shares. You should read this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, carefully before making an investment decision, especially the risks of investing in our common shares discussed under ‘‘Risk Factors’’ contained herein and therein and the consolidated financial statements and notes to those consolidated financial statements incorporated by reference herein and therein.

Unless the context suggests otherwise, references in this prospectus supplement to ‘‘Aircastle,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to Aircastle Limited and its subsidiaries. References in this prospectus supplement to ‘‘AL’’ refer only to Aircastle Limited. References in this prospectus supplement to ‘‘Aircastle Bermuda’’ refer to Aircastle Holding Corporation Limited and its subsidiaries. References in this prospectus supplement to ‘‘Fortress’’ refer to Fortress Investment Group LLC, affiliates of which manage the Fortress funds, and certain of its affiliates and references to the ‘‘Fortress funds’’ refer to AL shareholders which are managed by affiliates of Fortress. References in this prospectus supplement to ‘‘selling shareholders’’ refer to our shareholders described in the section herein entitled ‘‘Selling Shareholders.’’ Throughout this prospectus supplement, when we refer to our aircraft, we include aircraft that we have transferred into grantor trusts or similar entities, for purposes of financing such assets through securitization. These grantor trusts or similar entities are consolidated for purposes of our financial statements. All amounts in this prospectus supplement are expressed in U.S. dollars).

Aircastle Limited

We are a global company that acquires and leases high-utility commercial jet aircraft to passenger and cargo airlines throughout the world. High-utility aircraft are generally modern, operationally efficient jets with a large operator base and long useful lives. As of June 30, 2007, our aircraft portfolio consisted of 100 aircraft with 45 lessees located in 28 countries and managed through our offices in the United States, Ireland and Singapore. Typically, our aircraft are subject to net operating leases whereby the lessee is generally responsible for maintaining the aircraft and paying operational and insurance costs although, in a majority of cases, we are obligated to pay a portion of specified maintenance or modification costs. We also make investments in other aviation assets, including debt investments secured by commercial jet aircraft. As of September 24, 2007 we had acquired and committed to acquire aviation assets having an aggregate purchase price equal to $3.3 billion and $2.3 billion, respectively, for a total of approximately $5.6 billion, including 151 aircraft with 57 lessees in 33 countries. Our revenues and income from continuing operations for the three and six months ended June 30, 2007 were $85.1 million and $27.2 million and $155.1 million and $48.0 million, respectively.

We intend to pay regular quarterly dividends to our shareholders. We plan to grow our dividends per share through the acquisition of additional aviation assets using cash on hand, cash generated from operating activities and available credit facilities. We expect to finance our acquisitions on a long-term basis using relatively low-cost, non-recourse securitizations. Securitizations allow us to raise long-term capital by pledging cash flows of an asset pool, such as aircraft leases. In June 2007, we closed our second securitization, a $1.17 billion transaction comprising 59 aircraft, which we refer to as Securitization No. 2.

The table below is a summary of our recent dividend history. These dividends may not be indicative of the amount of any future dividends.

Dividend Period	Pay Date	Dividend Per Share ($)	Total Dividend ($ in millions)
Three months ended September 30, 2006	November 15, 2006	0.35	16.4	(1)
Three months ended December 31, 2006	January 15, 2007	0.4375	22.6
Three months ended March 31, 2007	April 13, 2007	0.50	33.6
Three months ended June 30, 2007	July 13, 2007	0.60	40.5
Three months ended September 28, 2007	October 15, 2007	0.65	43.8	(2)
(1)	Dividends for the three months ended September 30, 2006 were paid in two installments. A dividend of $0.156 per share was paid on August 15, 2006 for the period July 1, 2006 to August 12, 2006 for the period prior to our initial public offering. A dividend of $0.194 per share was paid on November 15, 2006 for the period after our initial public offering.
(2)	Our board of directors has declared a dividend of $0.65 per share for the third quarter of 2007. This dividend is payable on October 15, 2007 to holders of record of our common shares on September 28, 2007. For purposes of this table only, the total dividend set forth above assumes that 67,433,451 common shares will be issued and outstanding as of the record date, which is the number of shares issued and outstanding as of September 25, 2007. Purchasers of common shares in this offering will not receive this dividend.

Competitive Strengths

We believe that the following competitive strengths will allow us to capitalize on the growth opportunities in the global aviation industry:

•	Diversified portfolio of high-utility aircraft. We have a portfolio of 109 high-utility aircraft, as of September 24, 2007 that is diversified with respect to geographic markets, lease maturities and aircraft type. Our lease expirations are well dispersed, with a weighted average remaining lease term of 4.5 years for aircraft we owned at June 30, 2007 and, as of September 24, 2007, only four of these aircraft have scheduled lease expiries or otherwise are available for lease within the next 12 months and have not been committed for lease or renewal. We believe that our focus on portfolio diversification reduces the risks associated with lessee defaults and any adverse geopolitical or economic issues and results in generally predictable cash flows.

•	Disciplined acquisition approach and broad sourcing network. We evaluate the risk-adjusted return of any potential acquisition first as a discrete investment and then from a portfolio management perspective. To evaluate potential acquisitions, we employ a rigorous due diligence process focused on: (i) cash flow generation with careful consideration of macro trends, industry cyclicality and product life cycles; (ii) aircraft specifications and maintenance condition; (iii) when applicable, lessee credit worthiness and the local jurisdiction’s rules for enforcing a lessor’s rights; and (iv) legal and tax implications. We source our acquisitions through well-established relationships with airlines, other aircraft lessors, financial institutions and other aircraft owners.

•	Scaleable business platform. We operate globally through offices in the United States, Ireland and Singapore, using a modern asset management system designed specifically for aircraft operating lessors and capable of handling a significantly larger aircraft portfolio. We believe that our facilities, systems and personnel currently in place are capable of supporting an increase in our revenue base and asset base without a proportional increase in overhead costs.

•	Experienced management team with significant technical expertise. Our management team has significant experience in the acquisition, leasing, financing, technical management, restructuring/repossession and sale of aviation assets.

•	Innovative long-term debt financing structure. On June 8, 2007, we closed Securitization No. 2. We have structured our securitizations to provide for the release to us, during the first five years, of the cash flows attributable to the underlying aircraft leases and other relevant contracts after payment of expenses, interest and scheduled principal payments. We intend to use this excess securitization cash flow to pay dividends and to make additional investments in aviation assets. By way of comparison, a typical aircraft securitization starts with significantly higher leverage and allows no release of excess securitization cash flows; instead, those cash flows are required to further amortize, and thus lower the leverage on, the securities.

Growth Strategy

We plan to grow our business and increase our dividends per share by employing the following business strategies:

•	Selectively acquire commercial jet aircraft and other aviation assets. We believe the large and growing aircraft market provides significant acquisition opportunities. We plan to leverage our experience to make opportunistic acquisitions of other asset-backed aviation assets, including debt securities secured by aviation assets and other non-aircraft aviation assets. As of September 24, 2007 we had acquired or committed to acquire aviation assets having an aggregate purchase price equal to $3.3 billion and $2.3 billion, respectively, for a total of approximately $5.6 billion.

•	Reinvest amounts approximately equal to non-cash depreciation expense in additional aviation assets. Through our strategy of reinvesting amounts approximately equal to non-cash depreciation expense, we will seek to maintain our asset base and grow our dividends.

•	Maintain an efficient capital structure. We expect to finance acquisitions on a long-term basis using aircraft lease portfolio securitizations. We believe that our long-term debt structure and dividend payment strategy result in a low cost of capital and a high degree of financial flexibility, allowing us to grow our business and dividends.

Recent Developments

On January 22, 2007, we entered into an acquisition agreement (the ‘‘GAIF Acquisition Agreement’’) with Guggenheim Aviation Fund LP (‘‘GAIF’’) under which we agreed to acquire 38 aircraft for an aggregate base purchase price of approximately $1.595 billion subject to certain agreed adjustments. The aircraft we will acquire under the GAIF Acquisition Agreement are scheduled to be delivered to us through February 2009. For certain of the aircraft, we have agreed to make an accelerated payment to the relevant seller and acquire its right to obligations under the seller’s purchase acquisition or freighter conversion agreement, with final payment and delivery of the aircraft to us being made upon delivery by the manufacturer or seller, or completion of the conversion process. As of June 30, 2007, we completed the acquisition of 24 of the aircraft to be delivered under the GAIF Acquisition Agreement, for approximately $780.4 million.

On June 8, 2007, we completed Securitization No. 2, a $1.17 billion transaction comprising 59 aircraft and having a legal final maturity of June 8, 2037. As of June 30, 2007, 39 of the aircraft had been transferred into the securitization and we paid certain expenses incurred of approximately $12.6 million in connection with closing Securitization No. 2. At June 30, 2007, proceeds in the amount of $500.6 million were held as restricted cash for the purchase of the remaining 20 aircraft, all of which transferred during the third quarter of 2007, resulting in the release of all of such restricted cash to us. We used a portion of the proceeds from Securitization No. 2 to repay amounts owed under Amended Credit Facility No. 2. The indebtedness incurred in connection with Securitization No. 2 provides for monthly payments of interest at a floating rate of one-month LIBOR plus 0.26%, which at June 30, 2007 was 5.58% per annum, and scheduled repayment of principal at maturity.

On June 20, 2007, we entered into an acquisition agreement (the ‘‘Airbus A330F Agreement’’) with Airbus SAS under which we agreed to acquire 15 new Airbus Model A330-200F freighter aircraft (the ‘‘A330F Aircraft’’). Five of the aircraft we will acquire under the Airbus A330F Agreement are scheduled to be delivered in 2010 with the remainder to be delivered in 2011.

As of June 30, 2007, we had commitments to acquire aircraft, and to convert aircraft to freighter configuration, of approximately $2.36 billion, including our anticipated commitments with respect to the 15 new A330F Aircraft and the balance of the aircraft to be delivered under the GAIF Acquisition Agreement.

Third Quarter Financial Information

Although we have not reached the end of the third quarter of 2007 and, therefore, we do not have final results for the third quarter of 2007, we currently expect that our aircraft lease rental revenues will increase from the comparable period of 2006 due primarily to the purchase of additional aircraft. As of September 24, 2007, all of the 109 aircraft we owned were on lease and our contractual lease rental revenue for these aircraft was $35.6 million per month.

Board of Directors

Under our Amended and Restated Shareholders Agreement, which we refer to as our Shareholders Agreement, FIG Advisors LLC, an affiliate of Fortress, is permitted to designate a specified number of individuals to be elected to our board of directors depending on the percentage of our voting power beneficially owned by certain Fortress funds. Upon completion of this offering, Fortress funds will own between 25% and 50% of the voting power of the Company. As a result, in accordance with our Shareholders Agreement, the number of our directors entitled to be designated by FIG Advisors LLC will decrease from four to three directors. In connection with this offering, a special committee of our board of directors, comprised solely of independent directors, has waived the requirement under our Shareholders Agreement that FIG Advisors LLC cause one of the directors designated by it to resign from our board of directors as a result of the Fortress funds no longer owning more than 50% of our voting power. The special committee concluded that waiving such requirement under the Shareholders Agreement and continuing the current composition of our board, with a majority of independent directors, was in the best interests of our shareholders.

Fortress

Fortress is a global alternative asset manager with approximately $43.3 billion in assets under management as of June 30, 2007. Fortress manages private equity funds, hedge funds and publicly traded alternative investment vehicles. The private equity funds total approximately $23.4 billion of the firm’s assets under management as of June 30, 2007. Fortress was founded in 1998, is headquartered in New York and has affiliates with offices in Dallas, San Diego, Los Angeles, Toronto, London, Rome, Hong Kong, Frankfurt and Sydney.

Additional Information

We are a Bermuda exempted company and were incorporated on October 29, 2004 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and our principal executive offices are located at c/o Aircastle Advisors LLC, 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902. Our subsidiaries also maintain offices at Harcourt Centre, Harcourt Road, Dublin 2 Ireland; and 6 Battery Road, #30-00, Singapore, 049909. Our main telephone number is 203-504-1020. Our internet address is www.aircastle.com. Information on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

The Offering

Common shares offered by AL in this offering	10,000,000 shares

Common shares offered by the selling shareholders in this offering	10,000,000 shares

Common shares to be issued and outstanding after this offering	77,433,451 shares

Use of proceeds	We expect to use the net proceeds from the shares sold by AL in this offering to repay any outstanding balance under our $250 million senior secured revolving credit facility, which we refer to as the Revolving Credit Facility, and approximately $272.0 million of the amount outstanding on our $1 billion senior secured credit facility, which we refer to as Amended Credit Facility No. 2, and for other general corporate purposes. See ‘‘Use of Proceeds.’’ We will not receive any proceeds from the sale of our common shares by the selling shareholders.

New York Stock Exchange symbol	AYR

Risk factors	Please read the section entitled ‘‘Risk Factors’’ beginning on page S-8 of this prospectus supplement and in the documents incorporated by reference for a discussion of some of the factors you should carefully consider before deciding to invest in our common shares.

Important tax considerations	We expect that we will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. In order to avoid possible deferred tax and interest charges under the U.S. Internal Revenue Code and regulations thereunder, you will need to make a ‘‘qualified electing fund,’’ or QEF, election, with respect to your investment in our common shares and with respect to each of our PFIC subsidiaries. Investors who are U.S. persons should consult with their tax advisors as to whether or not to make such election and the related consequences and should carefully review the information set forth under ‘‘Material Tax Considerations — Material United States Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Company Status and Related Tax Consequences’’ and in the documents incorporated by reference for additional information.

The number of common shares to be issued and outstanding after this offering is based on 67,433,451 common shares issued and outstanding as of September 25, 2007, and excludes an additional 2,761,498 common shares which remain available for issuance under our equity and incentive plan. See ‘‘Management — Equity Incentive Plan’’ in the documents incorporated by reference.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 1,000,000 additional common shares from us and 1,000,000 additional common shares from the selling shareholders, to cover over-allotments, if any.

Risk Factors

Investing in our common shares involves a high degree of risk. Before deciding to invest in our common shares, you should carefully consider the following risk factors and those incorporated by reference, including in the section entitled ‘‘Risk Factors’’ in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, as well as other information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common shares would decline and you could lose all or part of your investment.

Risks Related to This Offering

The market price and trading volume of our common shares may be volatile or may decline regardless of our operating performance, which could result in rapid and substantial losses for our shareholders.

The trading volume in our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to resell your shares at or above your purchase price.

The market price or trading volume of our common shares could be highly volatile and may decline significantly in the future in response to various factors, many of which are beyond our control, including:

•	variations in our quarterly or annual operating results;

•	failure to meet our earnings estimates or those of analysts;

•	actual or anticipated accounting issues;

•	publication of research reports about us, other aircraft lessors or the aviation industry or the failure of securities analysts to cover our common shares after this offering;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our divided payment policy or failure to execute our existing policy;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community;

•	increases in market interest rates that may lead purchasers of our common shares to demand a higher dividend yield;

•	reduced liquidity or increased volatility in the capital markets generally;

•	changes or proposed changes in laws or regulations affecting the aviation industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general market, political and economic conditions and local conditions in the markets in which our lessees are located.

In addition, the equity markets in general have frequently experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. Changes in economic conditions in the U.S., Europe or globally could also impact our ability to grow profitably. These broad market and industry factors may materially affect the market price of our common shares, regardless of our business or operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Future debt, which would be senior to our common shares upon liquidation, and additional equity securities, which would dilute the percentage ownership of our then current common shareholders and may be senior to our common shares for the purposes of dividends and liquidation distributions, may adversely affect the market price of our common shares.

In the future, we may attempt to increase our capital resources by incurring debt or issuing additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes or loans and series of preference shares or common shares. Upon liquidation, holders of our debt securities and preference shares and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings would dilute the holdings of our then current common shareholders and could reduce the market price of our common shares, or both. Preference shares, if issued, could have a preference on liquidating distributions or a preference on dividend payments. Restrictive provisions in our debt and/or preference shares could limit our ability to make a distribution to the holders of our common shares. Because our decision to incur more debt or issue additional equity securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future capital raising activities. Thus, holders of our common shares bear the risk of our future debt and equity issuances reducing the market price of our common shares and diluting their percentage ownership in us. See ‘‘Description of Share Capital’’ in the accompanying prospectus.

The market price of our common shares could be negatively affected by sales of substantial amounts of our common shares in the public markets.

After this offering, there will be 78,433,451 common shares outstanding, assuming the exercise in full by the underwriters of their over-allotment option. All the common shares sold in this offering will be freely transferable, except for any shares held by our ‘‘affiliates,’’ as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Pursuant to our Amended and Restated Shareholders Agreement, the Fortress funds and certain Fortress affiliates and permitted third-party transferees have the right, in certain circumstances, to require us to register under the Securities Act for sale into the public markets their common shares, which, assuming the underwriters do not exercise their over-allotment option, will be an aggregate of 30,375,000 of our common shares, excluding shares offered by selling shareholders. We currently have in effect a registration statement by which such shares may be sold into the public markets subject to the terms of the lock-up arrangement described below. See ‘‘Certain Relationships and Related Party Transactions — Shareholders Agreement’’ in the documents incorporated by reference in this prospectus supplement.

The selling shareholders, we, our executive officers and directors, and Fortress have agreed with the underwriters that, subject to certain exceptions, for a period of 90 days after the date of this prospectus, the Fortress funds, we and they will not directly or indirectly offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of common shares, or cause a registration statement covering our common shares to be filed, without the prior written consent of the representatives. See ‘‘Underwriting.’’ The representatives may waive these restrictions at their discretion.

In addition, following the completion of our initial public offering in August 2006, we filed a registration statement on Form S-8 under the Securities Act to register an aggregate of 4,000,000 of our common shares reserved for issuance under our equity incentive plan, subject to annual increases of 100,000 common shares per year, beginning in 2007 and continuing through and including 2016. Subject to any restrictions imposed on the shares and options granted under our equity incentive plan, shares registered under the registration statement on Form S-8 are available for sale into the public markets subject to the 90-day lock-up agreements referred to above.

The market price of our common shares may decline significantly when the aforementioned lock-up agreements expire. A decline in the price of our common shares might impede our ability to raise capital through the issuance of additional common shares or other equity securities.

The issuance of additional common shares in connection with acquisitions or otherwise will dilute all other shareholdings.

After this offering, assuming the exercise in full by the underwriters of their over-allotment option, we will have an aggregate of 168,788,823 common shares authorized but unissued and not reserved for issuance under our equity incentive plan. We may issue all of these common shares without any action or approval by our shareholders. We intend to continue to actively pursue acquisitions of aviation assets and may issue common shares in connection with these acquisitions. Any common shares issued in connection with our acquisitions, our equity incentive plan, the exercise of outstanding share options or warrants or otherwise would dilute the percentage ownership held by the investors who purchase common shares in this offering and could adversely affect the market price of our common shares.

Market interest rates may have an effect on the value of our common shares.

One of the factors that investors may consider in deciding whether to buy or sell our common shares is our dividend rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend yield on our common shares or seek securities paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common shares.

Use of Proceeds

Net proceeds to us from the sale of the 10,000,000 common shares offered by us hereby are estimated to be approximately $        million, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of our common shares by the selling shareholders, including any shares sold by the selling shareholders pursuant to the underwriters’ over-allotment option.

We expect to use the net proceeds from shares offered by us in this offering to repay $272.0 million under Amended Credit Facility No. 2, to repay amounts outstanding, if any, under our Revolving Credit Facility and for general corporate purposes.  Pending these uses, we intend to invest the net proceeds in short-term interest bearing instruments or money market accounts.

As of September 25, 2007, we had letters of credit outstanding of $13.9 million and no borrowings outstanding under our Revolving Credit Facility, which is scheduled to mature on June 15, 2008.

As of September 25, 2007, we had $272.0 million outstanding under Amended Credit Facility No. 2, which is scheduled to mature on December 15, 2008.  Borrowings under Amended Credit Facility No. 2 bear interest at the one-month LIBOR rate plus 1.25% which, at September 25, 2007, was 7.00%.

Borrowings currently outstanding under Amended Credit Facility No. 2 were used to finance a portion of the purchase price of certain of our aircraft. Amounts repaid under Amended Credit Facility No. 2 may be reborrowed from time to time, subject to compliance with borrowing conditions.

Certain of the underwriters or their affiliates are lenders under Amended Credit Facility No. 2 and the Revolving Credit Facility and will receive their pro rata share of amounts repaid thereunder with the net proceeds of this offering. See ‘‘Underwriting.’’

Price Range of our Common Shares and Dividends

Our common shares are listed for trading on the New York Stock Exchange under the symbol ‘‘AYR.’’ The following table sets forth the quarterly high and low prices of our common shares on the New York Stock Exchange for the periods indicated since our initial public offering and dividends during such periods:

	High	Low	Dividends per Share
Year Ending December 31, 2006
Third Quarter (from August 11, 2006)	$30.00	$25.75	$0.35	(1)
Fourth Quarter	$33.45	$28.70	$0.4375
Year Ending December 31, 2007
First Quarter	$36.58	$28.11	$0.50
Second Quarter	$41.31	$33.19	$0.60
Third Quarter (through September 26, 2007)	$40.66	$27.89	$0.65	(2)
(1)	Dividends for the three months ended September 30, 2006 were paid in two installments. A dividend of $0.156 per share was paid on August 15, 2006 for the period July 1, 2006 to August 12, 2006 for the period prior to our initial public offering. A dividend of $0.194 per share was paid on November 15, 2006 for the period after our initial public offering.
(2)	Our board of directors has declared a dividend of $0.65 per share for the third quarter of 2007. This dividend is payable on October 15, 2007 to holders of record of our common shares on September 28, 2007. Purchasers of common shares in this offering will not receive this dividend.

On September 25, 2007, the closing sale price of our common shares as reported on the New York Stock Exchange was $35.99 per share.

The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, the level of demand for our aircraft, the economic condition of the commercial aviation industry generally, the financial condition and liquidity of our lessees, the lease rates we charge and realize, our leasing costs, unexpected or increased expenses, the level and timing of capital expenditures, principal repayments and other capital needs, the value of our aircraft portfolio, our results of operations, financial condition and liquidity, general business conditions, restrictions imposed by financing agreements (including our credit facilities), legal restrictions on the payment of dividends and other factors that our board of directors deems relevant. We are not permitted to pay dividends on our common shares to the extent a default or an event of default exists under our Revolving Credit Facility.

Capitalization

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of the 10,000,000 common shares being sold by us in this offering at an assumed offering price of $35.99 per share, which was the closing price of our shares on September 25, 2007, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the repayment of the certain amounts outstanding on our Revolving Credit Facility and Amended Credit Facility No. 2 using a portion of the net proceeds from such sale.

This table contains unaudited information and should be read in conjunction with the section entitled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our historical consolidated financial statements and the accompanying notes in the documents that are incorporated by reference herein.

	June 30, 2007 (dollars in thousands)
	Actual	As Adjusted
Borrowings under credit facilities(1)	$339,536	$—
Borrowings from securitizations	1,708,534	1,708,534
Repurchase agreements	75,163	75,163
Shareholders’ equity:
Common shares, $0.01 par value: 250,000,000 shares authorized, actual and as adjusted; 67,433,451 shares issued and outstanding, actual; 77,433,451 shares issued and outstanding, as adjusted	674	774
Preference shares, $0.01 par value: 50,000,000 shares authorized, actual and as adjusted; no shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	1,127,950	1,474,474
Dividends in excess of earnings	(17,867)	(17,867)
Accumulated other comprehensive income	65,553	65,553
Total shareholders’ equity	1,176,310	1,522,934
Total Capitalization	$3,299,543	$3,306,631
(1)	As of September 25, 2007, we had $272.0 million outstanding under the Amended Credit Facility No. 2 and we had letters of credit outstanding of $13.9 million and no borrowings outstanding under our Revolving Credit Facility. We expect to repay approximately $272.0 million of the outstanding amount under Amended Credit Facility No. 2 and amounts outstanding, if any, under our Revolving Credit Facility using a portion of the net proceeds of this offering.

Selling Shareholders

The following table presents certain information regarding the beneficial ownership of our common shares outstanding as of September 25, 2007 to be sold in this offering by the selling shareholders. Please see the ‘‘Certain Relationships and Related Party Transactions’’ section of the proxy statement for our annual meeting of shareholders held on May 17, 2007 which is incorporated by reference into this prospectus supplement and the accompanying prospectus for a description of material relationships between us and the selling shareholders.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, the number of common shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentages of beneficial ownership set forth below are based on 67,433,451 common shares outstanding on September 25, 2007.

	Shares Beneficially Owned Prior to this Offering(1)		Shares Being Sold in the Offering	Shares Beneficially Owned After this Offering(1)		Maximum Number of Shares Being Sold in the Underwriters’ Over-Allotment Option, if Any	Shares Beneficially Owned After the Offering if the Underwriters’ Over-Allotment Option is Exercised in Full(1)
Name of Beneficial Owner(1)(4)	Number(2)	Percentage(3)		Number(2)	Percentage(3)		Number(2)	Percentage(3)
Fortress Investment Fund III LP	10,109,187.5	15.0%	2,527,297	7,581,890.5	9.8%	252,730	7,329,160.5	9.3%
Fortress Investment Fund III (Fund B) LP	8,643,528.0	12.8%	2,160,882	6,482,646.0	8.4%	216,088	6,266,558.0	8.0%
Fortress Investment Fund III (Fund C) LP	1,807,436.6	2.7%	451,859	1,355,577.6	1.8%	45,186	1,310,391.6	1.7%
Fortress Investment Fund III (Fund D) L.P.	4,148,448.0	6.2%	1,037,113	3,111,335.0	4.0%	103,711	3,007,624.0	3.8%
Fortress Investment Fund III (Fund E) LP	291,399.9	0.4%	72,850	218,549.9	0.3%	7,285	211,264.9	0.3%
Fortress Investment Fund III (Coinvestment Fund A) LP	850,005.5	1.3%	212,501	637,504.5	0.8%	21,250	616,254.5	0.8%
Fortress Investment Fund III (Coinvestment Fund B) LP	1,669,951.9	2.5%	417,488	1,252,463.9	1.6%	41,749	1,210,714.9	1.5%
Fortress Investment Fund III (Coinvestment Fund C) LP	430,101.6	0.6%	107,525	322,576.6	0.4%	10,752	311,824.6	0.4%
Fortress Investment Fund III (Coinvestment Fund D) L.P.	2,049,941.0	3.0%	512,485	1,537,456.0	2.0%	51,249	1,486,207.0	1.9%
Drawbridge Special Opportunities Fund LP	3,997,500.0	5.9%	937,500	3,060,000.0	4.0%	93,750	2,966,250.0	3.8%
Drawbridge Special Opportunities Fund Ltd.	1,210,345.0	1.8%	312,500	897,845.0	1.2%	31,250	866,595.0	1.1%
Drawbridge Global Macro Master Fund Ltd.	5,000,000.0	7.4%	1,250,000	3,750,000.0	4.8%	125,000	3,625,000.0	4.6%
Total	40,207,845.0	59.6%	10,000,000	30,207,845.0	39.0%	1,000,000	29,207,845	37.2%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting and/or investment power with respect to securities. Common shares subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.
(2)	Consists of common shares held, including restricted shares, shares underlying share options exercisable within 60 days and shares underlying warrants exercisable within 60 days.

(3)	Percentage amount assumes the exercise by such persons of all options and warrants exercisable within 60 days to acquire common shares and no exercise of options or warrants by any other person.
(4)	Fortress Partners Master Fund L.P. is the sole managing member of Fortress Partners Offshore Securities LLC. Fortress Partners Offshore Master GP LLC (‘‘FPOM’’) is the general partner of Fortress Partners Master Fund L.P. Fortress Operating Entity II LP (‘‘FOE II’’) is the sole managing member of FPOM. FIG Corp. is the general partner of FOE II. FIG Corp. is a wholly-owned subsidiary of Fortress Investment Group LLC (‘‘FIG’’). Fortress Partners Fund LP is the sole managing member of Fortress Partners Securities LLC. Fortress Partners GP LLC is the general partner of Fortress Partners Fund LP. Fortress Principal Investment Holdings IV LLC (‘‘FPIH IV’’) is the sole managing member of Fortress Partners GP LLC. Fortress Partners Advisors LLC (‘‘FPA’’) is the investment advisor of Fortress Partners Fund LP. FIG LLC is the sole managing member of FPA. Fortress Operating Entity I LP (‘‘FOE I’’) is the sole managing member of FIG LLC and FPIH IV. FIG Corp. is the general partner of FOE I. FIG Corp. is a wholly-owned subsidiary of FIG. Drawbridge Special Opportunities GP LLC is the general partner of Drawbridge Special Opportunities LP. FPIH IV is the sole managing member of Drawbridge Special Opportunities GP LLC. Drawbridge Special Opportunities Advisors LLC (‘‘DSOA’’) is the investment advisor of Drawbridge Special Opportunities LP. FIG LLC is the sole managing member of DSOA, and FOE I is the sole managing member of FIG LLC and FPIH IV. FIG Corp. is the general partner of FOE I, and FIG Corp. is wholly-owned by FIG. DSOA is the investment advisor of Drawbridge Special Opportunities Ltd. FIG LLC is the sole managing member of DSOA, and FOE I is the sole managing member of FIG LLC. FIG Corp. is the general partner of FOE I, and FIG Corp. is wholly-owned by FIG. Fortress Fund III GP LLC (‘‘FF III GP LLC’’) is the general partner of each of Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) LP, Fortress Investment Fund III (Coinvestment Fund A) LP, Fortress Investment Fund III (Coinvestment Fund B) LP, Fortress Investment Fund III (Coinvestment Fund C) LP, and Fortress Investment Fund III (Coinvestment Fund D) L.P. The sole managing member of FF III GP LLC is Fortress Investment Fund GP (Holdings) LLC. The sole managing member of Fortress Investment Fund GP (Holdings) LLC is FOE II. FIG Corp. is the general partner of FOE II, and FIG Corp. is wholly-owned by FIG. Drawbridge Global Macro Master Fund Ltd. is wholly-owned by Drawbridge Global Macro Intermediate Fund LP (‘‘Global Macro Intermediate’’) and Drawbridge Global Macro Fund LP (‘‘Global Macro LP’’). Drawbridge Global Macro GP LLC (‘‘Global Macro GP’’) is the general partner of Global Macro LP. Drawbridge Global Macro Fund Ltd. (‘‘Global Macro Ltd’’) is the sole limited partner of Global Macro Intermediate. DBGM Associates LLC is the general partner of Global Macro Intermediate. Principal Holdings I LP is the sole managing member of DBGM Associates LLC. FIG Asset Co. LLC is the general partner of Principal Holdings I LP. Drawbridge Global Macro Advisors LLC (‘‘Global Macro Advisors’’) is the investment advisor of each of Global Macro Intermediate, Global Macro LP, Global Macro Ltd and Drawbridge Global Macro Master Fund Ltd. FIG LLC is the sole managing member of Global Macro Advisors. FOE I is the sole managing member of FIG LLC. FOE II is the sole managing member of Global Macro GP. FIG Corp. is the general partner of FOE I and FOE II. FIG Corp. and FIG Asset Co. LLC are wholly-owned by FIG. The address of the entities listed above is c/o Fortress Investment Group Holdings LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

Material Tax Considerations

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

Irish Taxation of the ACS Group

ACS Aircraft Finance Ireland plc, ACS Ireland 2 and any of their respective subsidiaries that are Irish-tax-resident members, and any other subsidiaries of AL that are Irish-tax-resident members should be subject to Irish corporate tax on their net trading income, including leasing income, at a 12.5% rate and on non-trading income at a rate of 25%. There can be no assurance that these tax rates will not be changed in the future.

A company will not be subject to Irish income tax if it is not Irish tax-resident, has no branch or agency in Ireland and has no Irish-source income. The non-Irish-resident subsidiaries of AL should not be subject to Irish income tax on their non-Irish source income. Lease rentals paid by Irish-resident subsidiary companies of Bermuda entities, although not subject to withholding tax, may constitute Irish-source income of the lessor which may, therefore, have a technical liability to Irish income tax. However, as a matter of practice, the Irish tax authorities do not pursue collection of any such liability for Irish tax on the part of persons who are not resident in Ireland. However, there can be no assurance that these companies will not be subject to Irish tax on some or all of their income.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of common shares by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion deals only with our common shares held as capital assets by holders who purchase common shares in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common shares by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as the following:

•	brokers or dealers in securities or currencies;

•	financial institutions;

•	pension plans;

•	regulated investment companies;

•	real estate investment trusts;

•	cooperatives;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as partnerships or other pass through entities for U.S. federal tax purposes (or investors therein); or

•	U.S. Holders (as defined below) whose ‘‘functional currency’’ is not the U.S. dollar.

Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any state, local or non-U.S. tax considerations.

For purposes of this discussion, you will be considered a ‘‘U.S. Holder’’ if you beneficially own our common shares and you are for U.S. federal income tax purposes one of the following:

•	a citizen or an individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if you (i) are subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of your substantial decisions or (ii) have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

You will be considered a ‘‘Non-U.S. Holder’’ if you beneficially own our common shares and you are not a U.S. Holder or a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes. If you are a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners generally will depend upon the status of such partners and your activities.

If you are considering the purchase of our common shares, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common shares, as well as any consequences to you arising under state, local and non-U.S. tax laws.

Taxation of Aircastle

AL expects that it will not be treated as engaged in a trade or business in the United States and thus will not be subject to U.S. federal income taxation. No assurances can be given, however, in this regard. Certain subsidiaries of AL may be treated as engaged in a trade business in the United States. Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is engaged in a trade or business in the United States is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is ‘‘effectively connected’’ with such trade or business. In addition, such non-U.S. corporation may be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty.

We expect that each of our Irish subsidiaries will be eligible to claim the benefits of the Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the ‘‘Irish Treaty’’). Accordingly, even if such Irish subsidiaries earn income that otherwise would be treated as effectively connected with a trade or business in the United States, such income is expected to be exempt from U.S. tax under the Irish Treaty to the extent that it is (i) rental income attributable to aircraft used in international traffic or (ii) gain from the sale of aircraft used in international traffic. For this purpose, ‘‘international traffic’’ means transportation except where flights are solely between places within the United States. Although any income of the Irish subsidiaries that is attributable to aircraft used for flights solely between places within the United States may be subject to U.S. federal income taxation at a maximum rate of 35%, such income would be subject to a reduced 5% branch profits tax under the Irish Treaty. No assurances can be given, however, that each of the Irish subsidiaries will qualify each year for the benefits of the Irish Treaty.

Although Aircastle Bermuda may be treated as engaged in a trade or business in the United States, we expect that Aircastle Bermuda generally will not earn income that is treated as effectively connected with a U.S. trade or business. Accordingly, we expect that Aircastle Bermuda generally will not be subject to U.S. federal income taxation on a net income basis. No assurances can be given, however, that Aircastle Bermuda will be able to avoid generating income (unless exempt from tax pursuant to Section 883 of the Code as described below) that is effectively connected with a U.S. trade or business. We expect that Aircastle Bermuda’s U.S. source rental income generally will be subject to U.S. federal taxation, on a gross income basis, at a rate of not in excess of 4% as provided in Section 887 of the Code. If, contrary to expectations, we do not comply with certain administrative guidelines of the IRS, such that 90% or more of Aircastle Bermuda’s U.S. source rental income were attributable to the activities of personnel based in the United States, Aircastle Bermuda’s U.S. source rental income could be treated as income effectively connected with the conduct of a trade or business in the United States. In such case, Aircastle Bermuda’s U.S. source rental income would be subject to U.S. federal income taxation at a maximum rate of 35%. In addition, Aircastle Bermuda would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%.

Section 883 of the Code provides an exemption from U.S. federal income taxation for income derived from aircraft used in international traffic by certain foreign corporations. To qualify for this exemption in respect of rental income, the lessor of the aircraft must be organized in a country that grants a comparable exemption to U.S. lessors (Bermuda and Ireland each do), and either the direct and indirect shareholders of the lessor must satisfy certain residency requirements or certain other requirements must be satisfied. We and our subsidiaries have not qualified for this exemption to date, although we may so qualify in the future, in which case income earned by us from aircraft used in international traffic would not be subject to U.S. federal income tax.

Consequences to U.S. Holders

The following discussion applies to you only if you are a U.S. Holder.

Dividends

Subject to the passive foreign investment company rules and the controlled foreign corporation rules discussed below, distributions of cash or property that we pay in respect of our common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) and will be includible in your gross income upon receipt. Distributions to you in excess of our earnings and profits will be treated first as a return of capital (with a corresponding reduction in your tax basis in the common shares) to the extent of your tax basis in the common shares on which the distribution was made, and then as capital gain from the sale or exchange of such common shares. We expect that our distributions will not be eligible for the dividends-received deduction for corporate U.S. Holders or ‘‘qualified dividend income’’ (which is taxable at the rates generally applicable to long-term capital gains) for U.S. Holders taxed as individuals.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the passive foreign investment company rules and the controlled foreign corporation rules discussed below, upon the sale, exchange or other taxable disposition of common shares, you will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or taxable disposition and your tax basis in the common shares sold. Such gain or loss generally will be long-term capital gain or loss if your holding period with respect to such common shares is more than one year at the time of its disposition. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status and Related Tax Consequences

We expect AL and certain of its subsidiaries to be PFICs for U.S. federal income tax purposes. Accordingly, you will be subject to different taxation rules with respect to an investment in our common shares depending on whether you make a QEF election with respect to your investment in common shares and with respect to the subsidiaries of AL that are treated as PFICs. Different rules may apply to you if you are a ‘‘10% U.S. Holder’’ (as described below under Controlled Foreign Corporation Status and Related Tax Consequences).

If you make timely QEF elections with respect to your common shares and the subsidiaries of AL that are treated as PFICs, you must report for U.S. federal income tax purposes your pro rata share of each PFIC’s ordinary earnings and net capital gain, if any, for each taxable year for which it is a PFIC that ends with or within your taxable year, regardless of whether or not you received any distributions on the common shares you own. No portion of any such inclusions of ordinary earnings would be eligible to be treated as ‘‘qualified dividend income.’’ If you are a non-corporate U.S. Holder, any such net capital gain inclusions would be eligible for taxation at the preferential capital gains tax rates. If you are a regulated investment company, such ordinary earnings and net capital gain inclusions will be treated as qualifying income described in Section 851(b)(2)(A) of the Code. Your adjusted tax basis in your common shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would not be taxed again when you receive such distribution, but it would result in a corresponding reduction in the adjusted tax basis in your common shares. You would not, however, be entitled to a deduction for your pro rata share of any losses that any such PFIC incurs with respect to any year. You generally would recognize capital gain or loss on the sale, exchange or other disposition of common shares. You may make timely QEF elections with respect to your investment in common shares by filing one copy of IRS Form 8621 with your U.S. federal income tax return for the first year in which you hold our common shares. AL will provide you with all necessary information in order for you to make QEF elections as described above. Another election generally available with respect to publicly traded PFICs, the ‘‘mark-to-market’’ election, will not be available with respect to the subsidiaries of AL, making such an election ineffectual with respect to an investment in AL common shares.

Finally, if you do not make QEF elections with respect to your investment in common shares and to any subsidiary of AL that is a PFIC, you would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions you receive on your common shares in a taxable year in excess of 125% of the average annual distributions you received in the three preceding taxable years, or, if shorter, your holding period for the common shares), and (ii) any gain realized on the sale, exchange or other disposition of common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the aggregate holding period for the common shares;

•	the amount allocated to the current taxable year would be taxed as ordinary income and would not be ‘‘qualified dividend income’’; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you do not make QEF elections with respect to AL and its subsidiaries that are treated as PFICs, if the stock of a subsidiary of AL that is treated as a PFIC is sold or otherwise disposed of, you will be required to recognize gain in an amount equal to your pro rata share of the gain realized by the direct owner of the disposed PFIC stock. The amount of such gain will be treated as an excess distribution and will be subject to the rules set forth above with respect to excess distributions.

These special rules should not apply to a beneficial owner of our common shares that is a pension, profit sharing or other retirement trust or other tax-exempt organization that does not borrow money or otherwise utilize leverage in connection with its acquisition of our common shares.

YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT THE APPLICATION OF THE PFIC RULES TO YOUR PARTICULAR SITUATION.

Controlled Foreign Corporation Status and Related Tax Consequences

We also expect that AL and certain of its subsidiaries currently are CFCs for U.S. federal income tax purposes. AL will be a CFC for any year in which U.S. Holders that each own (directly, indirectly or by attribution) at least 10% of AL’s voting shares (each a ‘‘10% U.S. Holder’’) together own more than 50% of the total combined voting power of all classes of AL’s voting shares or more than 50% of the total value of AL’s shares. The classification of AL as a CFC has many complex results, one of which is that if you are a 10% U.S. Holder on the last day of AL’s taxable year, you will be required to recognize as ordinary income your pro rata share of certain income of AL and its subsidiaries (including both ordinary earnings and capital gains) for the taxable year, whether or not you receive any distributions on your common shares during that taxable year. In addition, special foreign tax credit rules would apply. Your adjusted tax basis in your common shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in your adjusted tax basis in your common shares and would not be taxed again when you receive such distribution. Subject to a special limitation in the case of individual 10% U.S. Holders that have held their common shares for more than one year, if you are a 10% U.S. Holder, any gain from disposition of your common shares will be treated as dividend income to the extent of accumulated earnings attributable to such common shares during the time you held such common shares.

For any year in which AL is both a PFIC and a CFC, if you are a 10% U.S. Holder, you would be subject to the CFC rules and not the PFIC rules with respect to your investment in common shares.

YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT THE APPLICATION OF THE CFC RULES TO YOUR PARTICULAR SITUATION.

Information Reporting and Backup Withholding

In general, information will be reported to the IRS each year regarding the amount of any dividends on our common shares and the proceeds of any sale of our common shares paid to you during such year unless you are an exempt recipient (such as a corporation). A backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or to make required certifications or you have been notified by the IRS that you are subject to backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided that you timely furnish the required information to the IRS.

If you are a U.S. Holder that owns more than 10% of the aggregate value of our common shares (or you are an officer or director of AL and you are a United States citizen or resident) you may be required to file an information return on IRS Form 5471. A U.S. Holder that purchases common shares with cash generally will be required to file Form 926 with the IRS if (i) immediately after the transfers such investor holds, directly or indirectly, at least 10% of our voting shares, or (ii) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the transfer exceeds $100,000. In the event a U.S. Holder fails to file any such required form, such holder could be required to pay a substantial penalty. In addition, depending on your particular circumstances, you may be required to file certain other IRS information returns with respect to an investment in common shares.

Consequences to Non-U.S. Holders

The following discussion applies you only if you are a Non-U.S. Holder. Special rules may apply to you if you are a CFC or a PFIC or are otherwise subject to special treatment under the Code. In such case, you should consult your own tax advisor to determine the U.S. federal, state, local and non-U.S. tax consequences that may be relevant to you with respect to an investment in common shares.

Dividends

You generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to the common shares, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Taxable Disposition of Common Shares

You generally will not be subject to U.S. federal income tax or withholding tax with respect to any gain recognized on a sale, exchange or other taxable disposition of shares of our common shares unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States; or

•	if you are an individual and you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you meet certain other requirements

If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition of common shares under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition of common shares that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

You may be required to establish your exemption from information reporting and backup withholding by certifying your status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or that has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

The IRS may make information reported to you and the IRS available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided the required information is timely furnished by you to the IRS. You should consult your own tax advisors regarding the filing of a U.S. tax return for claiming a refund of any such backup withholding.

Underwriting

J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering, and as representatives of the underwriters named below.

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement covering the common shares to be sold in this offering. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of common shares listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
Jefferies & Company Inc.
Lazard Frères & Co. LLC
Total	20,000,000

The underwriters are committed to purchase all the common shares offered by us and the selling shareholders if they purchase any shares. If an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriting agreement also provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, the selling shareholders, our directors and certain of our officers, counsel for us and counsel for the selling shareholders and our independent auditors.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession of up to $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,000,000 additional common shares from us and 1,000,000 additional common shares from the selling shareholders, to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased pursuant to this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us and the selling shareholders per common share. The underwriting fee is $    per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by us		Paid by selling shareholders
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. The information on any such website is not part of this prospectus supplement and the accompanying prospectus.

We and the selling shareholders have agreed, subject to certain exceptions, that we and the selling shareholders will not directly or indirectly offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or relating to our common shares or any securities convertible into or exercisable or exchangeable for our common shares, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Additionally, our executive officers, directors, Fortress and certain of the Fortress funds have entered into lock-up agreements with the underwriters pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of the representatives, directly or indirectly (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, our common shares (including, without limitation, common shares which may be deemed to be beneficially owned by such executive officers, directors, Fortress or Fortress funds in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a share option or warrant) or any securities convertible into or exercisable or exchangeable for our common shares; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or relating to our common shares, regardless of whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, each of such executive officers, directors, Fortress, and the Fortress funds has agreed that, without the prior written consent of the representatives, it will not, during the 90-day restricted period, make any demand for or exercise any right with respect to the registration of our common shares or any securities convertible into or exercisable or exchangeable for our common shares. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

In the ordinary course of business, certain of the underwriters and their affiliates have provided and may provide from time to time in the future certain investment banking, commercial banking, financial advisory and other services to us and our affiliates for which they have received and may continue to receive customary compensation. In that regard, affiliates of J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. are lenders under certain of our credit facilities and other debt agreements, and, as noted under ‘‘Use of Proceeds’’ in this prospectus supplement, will receive more than 10% of the net proceeds of this offering when we repay indebtedness under Amended Credit Facility No. 2 and our Revolving Credit Facility. Since more than 10% of the net proceeds of this offering will be paid to affiliates of members of the Financial Industry Regulatory Authority, Inc. (successor to the National Association of Securities Dealers, Inc. or ‘‘NASD’’) participating in this offering, this offering will be made in accordance with NASD Conduct Rule 2710(h).

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referall fee from Lazard Capital Markets LLC in connection therewith.

We may issue common shares or securities convertible into or exercisable or exchangeable for common shares for the benefit of our employees, directors and officers under our equity incentive plan provided that recipients are subject to the lock-up described above.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be ‘‘covered’’ shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be ‘‘naked’’ shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us and the selling shareholders that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Selling Restrictions

United Kingdom

Each of the underwriters has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) (FSMA) received by it in connection with the issue or sale of the common shares or in circumstances in which section 21 of FSMA does not apply to the Company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’) an offer to the public of the common shares may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer, or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the common shares shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of Shares to the public’’ in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

Our common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the

Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a ‘‘prospectus’’ within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

The underwriters have agreed that they shall not offer or sell the common shares in Singapore except in circumstances where an exemption from the prospectus registration requirements under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the ‘‘SFA’’) apply. Accordingly this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for purchase, of our common shares offered by the underwriters may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our common shares are purchased from the underwriters under either or both of Sections 275 and 276 of the SFA, they shall not be sold by the purchaser for 6 months after such purchase other than to (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA.

Where our common shares are purchased from the underwriters under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

Our common shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended (including the Financial Instruments and Exchange Law of Japan) (or, the ‘‘Securities and Exchange Law’’) and each underwriter has agreed that it will not offer or sell any of our common shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Ireland

No offer, sale, underwriting or placement of our common shares in, from or otherwise involving Ireland shall occur other than in conformity with the provisions of the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland, EU prospectus law (as such term is defined in section 78 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland), and the Investment Intermediaries Act 1995, of Ireland (as amended), including, without limitation, sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under section 37 thereof.

General

None of the Company or the underwriters, or any person acting on the Company’s or underwriters’ behalf, have taken or will take any action in any jurisdiction that would permit a public offering of the common shares, or the possession, circulation or distribution of this prospectus or any other material relating to the Company or the common shares, in any jurisdiction where action for such purpose is required.

Accordingly, the common shares may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisement in connection with such securities be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the Company’s affairs since the date hereof or that the information contained in this prospectus supplement is correct as of a date after its date.

Legal Matters

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Conyers Dill & Pearman, Hamilton, Bermuda will pass upon the validity of the common shares. Sidley Austin LLP, New York, New York is representing the underwriters in this offering. Skadden, Arps, Slate, Meagher & Flom LLP also represents Fortress on a variety of past and current matters. Sidley Austin LLP represents us and Fortress on a variety of past and current matters.

Experts

The consolidated financial statements of Aircastle Limited as of December 31, 2005 and 2006, for the period October 29, 2004 (commencement of operations) through December 31, 2004 and for the each of the two years in the period ended December 31, 2006, appearing in Aircastle Limited’s Current Report on Form 8-K filed on September 26, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. Our common shares are listed and traded on the New York Stock Exchange, or NYSE, under the trading symbol ‘‘AYR.’’ Our reports, proxy statements and other information can also be read at the offices of the NYSE, 20 Broad Street, New York, New York 10005. General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.aircastle.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus supplement or the accompanying prospectus or our other securities filings and is not a part of these filings.

We have filed a registration statement on Form S-3 under the Securities Act with the SEC pursuant to which the common shares are being offered by this prospectus supplement. Neither this prospectus supplement nor the accompanying prospectus contains all the information contained in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and the documents filed as exhibits to the registration statement are available for inspection and copying as described above.

The SEC allows ‘‘incorporation by reference’’ into this prospectus supplement and the accompanying prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus supplement and the accompanying prospectus and any information filed by us with the SEC subsequent to the date of this prospectus supplement and prior to the termination of this offering will automatically be deemed to update and supersede this information.

We incorporate by reference the following documents which we have already filed with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed):

•	Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 22, 2007;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2007 and March 31, 2007, filed on August 14, 2007 and May 15, 2007, respectively;

•	Definitive Proxy Statement on Schedule 14A filed on April 18, 2007;

•	Current Reports on Form 8-K filed on September 26, 2007, September 21, 2007, September 18, 2007, September 14, 2007, August 21, 2007, August 2, 2007, June 22, 2007, June 18, 2007, June 15, 2007, June 12, 2007, June 6, 2007, May 9, 2007, April 16, 2007, April 11, 2007, March 21, 2007, March 16, 2007 (but not including the Current Report on Form 8-K furnished by the company under applicable SEC rules rather than filed on such date), March 8, 2007, February 13, 2007, February 8, 2007, January 30, 2007, January 26, 2007 (but not including Item 2.02 and Exhibit 99.1 of such filing which were furnished under applicable SEC rules rather than filed), January 25, 2007 (each of the two filings made on such date) and January 9, 2007; and

•	The description of our common shares contained in our Form 8-A filed on July 25, 2006.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, from the date of this prospectus supplement until the termination of the offering of all common shares under this prospectus supplement, shall be deemed to be incorporated in this prospectus supplement and the accompanying prospectus by reference.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to the registration statement of which the prospectus supplement and the accompanying prospectus forms a part. Requests should be directed to Aircastle Limited, c/o Aircastle Advisor LLC, 300 First Stamford Place, 5th Floor, Stamford, CT 06902, (203) 504-1020.

20,000,000 shares

Common shares

JPMorgan	Bear, Stearns & Co. Inc.	Citi

Jefferies & Company	Lazard Capital Markets

Prospectus Supplement

                , 2007

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with any other information. We and the selling shareholders are offering our common shares for sale only in jurisdictions where such offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement, or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus supplement and the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement and the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.